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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 12, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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Editorial Contacts:

                  Martin C. Waters                   Giles Sanderson
                  President                          Financial Dynamics
                  Chief Executive Officer            UK: 0171 831 3113
                  US: 650-404-7090

                  MICRO FOCUS RECEIVES APPROVAL BY SHAREHOLDERS
                           ON FIVE FOR ONE STOCK SPLIT

NEWBURY, ENGLAND AND MOUNTAIN VIEW, CALIFORNIA, (March 12, 1998) -- Micro Focus Group Plc (NASDAQ: MIFGY) today announced that shareholders have unanimously voted in favour of the sub-division of its shares on a five-for-one basis. The intention to split the shares was first announced on February 12, 1998. The conversion rights of the American Depository Shares (ADS's) will also be adjusted so that each ADS will represent 5 ordinary shares.

The stock split, which was proposed in order to improve the marketability of the Company's shares, will take effect at the UK close of business, Friday, March 13, 1998. New certificates reflecting the sub-division will be posted by March 16, 1998 and dealings in the share capital as sub-divided are expected to begin on March 16, 1998.

ABOUT MICRO FOCUS

Micro Focus provides solutions for developing and managing enterprise applications. The company's solutions focus on leveraging the value of the mainframe application base into newer distributed computing technologies such as the Internet. The company's products deliver outstanding value and shorten time-to-solution through an analysis and understanding of mainframe applications. Its solutions include mainframe application development and maintenance solutions, Year 2000 compliance solutions and distributed computing solutions for UNIX, Microsoft Windows NT(TM) and the Internet. (NASDAQ: MIFGY)

Micro Focus is located at 701 East Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the UK the company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: March 12, 1998                          By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary